UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

HEWITT ASSOCIATES, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Tel. No.: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

SCHEDULE 13D

1	NAME OF REPORTING PERSON. Each of the persons identified on Appendix A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America unless otherwise listed on Appendix A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 36,703,686 Covered Shares held by Covered Persons(1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,703,686 shares of Class B Common Stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.9%
14

TYPE OF REPORTING PERSON

IN as to persons listed in Appendix A under caption “Individuals”; OO as to persons listed in Appendix A under captions “Trusts” and “Limited Liability Companies”; PN as to persons listed in Appendix A under caption “Partnerships”; CO as to persons listed in Appendix A under caption “Corporations”.

(1)	Please see Item 2 for definitions
(2)	Each Covered Person disclaims beneficial ownership of all shares of common stock held by any other Covered Person.

APPENDIX A

Name of Reporting Persons

Individuals	Citizenship (United States unless otherwise indicated)
Abazoris, Norman V.
Ablin, Marlene Joyce
Abosch, Kenan Seth
Acker, Peter David
Adams, Judith
Adams, Mark J.
Africk, Caryn
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Anderson, Linda L.
Arbaugh, Karl E.
Argue, J. Gordon	Canada
Arian, Mark David
Baggett, Jeffrey L.
Bagin, Erik
Baird, Elizabeth A.
Baird, Elizabeth as Custodian
Baird, Sharon J.
Baird, Nathaniel T
Baldwin, Bettye	Puerto Rico
Baloun, James
Balthazor, Patricia Joan
Barnes, Karen A.
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund
Basofin, Richard
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.
Belmonte Jr., Frank
Beneteau, Robert J.	Canada
Bennett, Peter L.	United Kingdom
Bennett, Jane H.	United Kingdom
Bennett, Brandon W.
Bennett, Michael John	Australia
Bentson, Margaret A.
Bernsee, Robert W.
Bernstein, Z. Samuel
Bialek, Joseph G.

Bicos, Sandy
Biersack, Donna Marie
Biggins, Peter
Billard, Lisette
Blasco, Guido	Italy
Blecher, Maurice David
Bloomer, James
Boden, Beth
Boerner, Peter R
Bollert, Duane C.
Borchert, Timothy John
Borgman, Peter J.
Boulter, David	United Kingdom
Bourquin, Francis	Switzerland
Brab, Regina
Bradford, Timothy M
Bradley, Scott
Brandorff, Perry O.
Brost, David
Brovich, Christopher
Brown, J. Allan	Canada
Bruce, William C.
Bruner, Jack E.
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing, William R.
Burke, Patrick J
Burmeister, Monica M.
Butterworth, Thomas C
Byrd, Jeffrey W.
Byron, Linda	Canada
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Robert B., Jr.
Campbell, Robert C.
Campbell, Stephen E.
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carroll, Annette Rosinski
Carswell, Thomas A
Carter, Gary L.
Cartolano, Curtis M.
Casmer, David M.
Certain, Stephanie L
Chambers, Sandra Ann Miller

Christiansen, Christofer
Clarke, Brenda A.
Clarke, Michael
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.
Cochrane, Martha J.
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean
Conilh de Beyssac, Thierry	France
Connolly, Amy C.
Connolly, Sean
Connolly, C. Lawrence, III
Cook, Sandra Lee
Coolley, Nancy E.
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corne, Yves	Belgium
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.	Canada
Cromer, Richard B
Crowley, Sue
Crowley, William A
Currie, Katharine Claire
Dahm, Joanne
Dale, James
Darbyshire, Paula R
Datta, Sumer	India
Davids, Kristin Marie
Davids, Richard W
Deacon, Faye A.
Deasey, John J.
DeCanniere, Dan
Decker, Julie
DeGregorio, Susan M.
DeKeyzer, Johan
Delahanty, Edward L
DeLuca, Linda L.	Canada
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dhingra, Gautam
Dickmann, Karen M.
Diemer, Richard L
Dixon, William E.

Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Joseph J..
Doucette, Stephen F.
Doyle, Bryan Joseph
Duncan, William Bradley
Dunlap, Robert A.
Durbala, Michael R.
Dutton, Leslie	Canada
Eads, Jack W.
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.
Edelstein, Carol M.
Eeckman, Philippe	France
Egan, Peter S
Eikenberg, Darcy Lee
Elder, Joni Lee
Evans, John M
Ewing, Larry R
Fahling, Gerald O.
Fanning, J. Mark
Fastman, Bernardo Alberto	Argentina
Ferreri, James P
Finan, Lois C.
Fischer, Charles
Fisher, Enrique A
Fixmer, Gale J.
Fixmer, John P
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francey, Claude	Switzerland
Franco, Edward E. V.
Franke, John T.
Freedman, David	United Kingdom
Freundt, James F.
Friedes, Peter E
Friese, Lainchen M.
Fry, Brian V.
Fry, Lisa Anne
Furer, Burkhard	Germany
Futterman, Ronald Alan
Gallo, Sabina V.
Gandossy, Robert P.
Gang, Barry S

Gangloff, Sabine	Germany
Garabedian, Thomas J.
Gardner, John D.
Gayda, Joseph J
Gayley, John K.
Ghiulamila, Anne-Laurence	France
Gibbons, Michael
Gifford, Dale L
Gordon, Julie Starkman
Gordon, Mark K.
Goudriaan, Robert	Netherlands
Graham, Michael Eugene
Grant, Philip D.
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Greene, William H.
Gregory, C. William
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Gubman, Edward Lee
Guthman, Michael A
Halaburt, Thomas L.
Halleen, Steven J.
Hallen, Christian Eric
Halliday, Timothy	United Kingdom
Halperin, Frederic
Hancock, Kip K.
Hand, Janice S.
Hanlon, Charles E.
Hansen, Michelle Elaine
Harlow, Carole Jean
Harris, Anne M.
Harvey, James J.
Hasbargen, Donald W
Haugen, Peter J.
Hauser, Brenda
Hauser, Linda S.
Hauser, Thomas J.
Haverick, Amanda
Haverick, David R.
Hazen, Mary Judd
Healy, Christopher R.
Heiring, Gayle A., as custodian
Heiring, George W
Heiring, Paul W., as custodian
Heiring, Steven L., as custodian
Henderson, Don Berwell
Hernandez, Javier
Hessler, Donald R
Higginbotham, Stanley Lamar
Hiles, Andrew H.

Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.
Hirano, Robin Miller
Hochberg, Renee F.
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly
Holscher, Carsten	Germany
Hoos, John O
Horton, Michael D
Howes, Paul D.
Howlett, Catherine
Hoyal, Mark Lawrence
Hughey, Thomas M
Hunt, David
Hurst, Linda S.
Hutson, Richard W
Huxsaw, Lynne
Hyman, Jeffrey S.
Irion, Brian P.
Irons, Neil	Belgium
Irwin, Barbara Jane
Istnick, Robert L
Jacobs, Ari N.
Jagla, Julie
James, Alison A
James, Ken E
James, William R.
Jarrett, Thomas Mark
Jeffay, Jason
Jensen, Phillip Claude
Johnson, Robert F.
Johnston, Michael L.
Jones, Allen F.
Jones, David B.
Jones, J. Michael
Jones, Michael B
Jones, Richard E.
Jones, Ronald A
Jost, Michael G
Kaberon, Daniel Adam
Kairey, Mindy
Kaiser, Marc Steven
Kann, Raymond
Kantor, Richard Geza
Kapahi, Naveen	Canada
Kapahi, Shelagh
Kaplan, Tilda Jarolim

Kars, Jan	Netherlands
Kellogg, Gail V.
Kelly Jr., Vincent J.
Kelly, James William
Kenney, Suzanne M.
Kerpan, James P
Kieley, John
Kimler, Brad
Kincaid, Maureen A.
Kinsley, Heather R.
Klein, Jeffrey
Klonoff, Jeffrey Allen
Knox, Christine M.
Kohlbry, Kathleen M.
Kolb, John
Konieczny, James R.
Koo, James	Canada
Kopec, Albert
Koralik, Susan K.
Kordus, Claude
Kozak, Gregory J.
Krause, Debra W.
Krause, Marin E.
Kriegh, James A
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laspisa, Esther Kaplan
Laufer, Jacques
Laugharn, Gary
Lawrence, Simon	United Kingdom
Leckie, Annette Schnack
Lee, Michael R.
Lee, Steven G.
Leighton, Stephen M
Leister, Kellen
Leone, Robert J.
Levin, Howard J.
Leyendecker, Mary A.
Lima, Jean-Charles	Canada
Lindberg, Kenneth W
Lindquist, Judith A.
Livsey, Frank	Canada
Lloyd, Ronald Rhys	Canada
Lucey, Richard J
Lui, Cheryl M.
Lynch, John C.
Makuck, Brian D.
Maskaleris, Elias R.
Mason II, William L.

Mateja, Linda L.
Mathews, Donna M
Mathews, Donna M as custodian for Leslie Anne Mathews
Mathews, Donna as custodian for Lindsey C. Mathews
Matson, Stephen A.
Mattingly, Sharon	United Kingdom
Maurer, Otto
McArdle, Frank B.
McCane, Steven William
McDonald, Danielle R.
McFall, Daniel F.
McGhee, James W.
McGill, Patrick Lyman
McGough, James C
McGuire, Francis Xavier
McKay, Robert J	Canada
McRae, Lisa Ann Smedstad
Mercado, Orlando	Puerto Rico
Meshboum, Stuart
Messick, Scott E.
Meuse, James David
Miller, Lisa	United Kingdom
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, John W. as custodian for John W. Mittelbrun, Jr.
Mittelbrun, Theresa D.
Mittelbrun, Theresa D. as custodian for John W. Mittelbrun, Jr.
Mitter, Mark T.
Moody, Richard L
Moore, Bradley C
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale
Morris, Peter J.
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter	Canada
Munn, Jeffrey
Munn, Jeffrey as custodian for Taylor Munn
Munn, Sally
Murphy, Blake Potter
Murphy, Michael J.
Murray, Mark Andrew
Murray, Philip E	United Kingdom
Nelson, James E.
Nelson, Mark Andrew

Nerheim, Lori A
Neville, Thomas
Newton, Christopher Mark	Canada
Nichols, Richard C.
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Connor, John R.
O’Meara, Robert J
O’Regan, Thomas J
Ornt, Yvonne Gatcheff
Osborn, Jacqueline
Oshima, Mark Masao
Osicka, Charles J
Osrin, Lilian T.	United Kingdom
Osrin, Neville P	United Kingdom
Owens, Kevin
Ozark, James G
Padfield, Mark R.
Padula, Matthew D.
Paine, Thomas H
Pallerino, Nancy
Palmer, Christopher S
Papantonis, Perry C.
Papier, Jonathan M	United Kingdom
Parfitt, Mary Ann
Parker, T. Alan	Australia
Parrish, Norman W.
Patrick, Andrew
Patrick, Elaine
Patrick, Rodger R
Patrick, Victor
Pellettieri, Karen M.
Penter, Robert L.
Perrine, Nicole
Peterson, Alison Ann
Peterson, E Scott
Peterson, Larry W.
Peterson, Steven W.
Pierce, David
Pinzur, Laurence A.
Piro Jr., John D.
Pogue, Thomas A.
Polk, Mary Ann
Pontello, Leslie B.
Pooley, Joanne	Canada
Powell, Lowell
Powers, Michael J.
Prange, Sue L.
Pratscher, Gary W.
Primmer, Roger L.
Prospect, Theodore A.

Puciaty, Anton J
Pulliam, William R
Purtell, Jocelyn Patrice
Quenan, Patrick W.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen
Ready, Robert D
Reichenbach, Lee Donna
Reschke, Karin	Germany
Rhodes, Wendy S.
Rieger Jr., Leon
Ripp, Jeanette M
Riva, Katia	Italy
Robb, Marybeth C
Roberts, John Cecil
Robison, R. Jack
Roch, Thomas F
Roettig, Paul	Austria
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A.
Rosmarin, Douglas J
Rosow, Laura
Rosow, Stanley M
Ross, Peter E.
Rubin, Daniel J.
Rumzis, Edward D.
Rushin, James J.
Ruth, Linda Cushman
Ruth, Lloyd
Ryan, Duffy
Ryan, John M.
Ryan, Michael John
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.	Canada
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Anastacia
Santos, Lane Johanna Jaeckle
Santos, Miguel Antonio
Sarrazin, Eric	France
Sartain, Keith T.
Sawyer, Eileen C.
Schardt, Michael Alan
Schaus, Stacy L.
Scheele, Christopher S.
Scheele, Teresa L.
Scheffel, Elizabeth J.

Schippers, Norman
Schippers, Sandy
Schlachtmeyer, Albert S
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schmitt, Kyle A.
Schmitz, Thomas L.
Schnoenenberger, Vitus	Switzerland
Schultz, Michael D.
Schwartz, Jan E
Schwartzman, Ted J.
Schwehr, Mark D.
Scott, William
Seim, Sharon
Seltz, Christine A.
Shafer, Paul M.
Shakeel, Mazen A.	Canada
Shapira, Allan	Canada
Sharp IV, Frederick Inman
Shaul, Matthew
Shelton, Kenneth A.
Shepherd, Janet E.
Sher, Fred C
Shillingburg, John Douglas
Shimizu, Tomo	Japan
Shipman, Don R.
Silva, Anthony A.
Simmermaker, Jordan L.
Smith, Bradley
Smith, Eddie C.
Sneden, William M.
Soja, Richele A
Sorensen, Michael
Sorrentino, Anthony S
Spacapan, Kevin Lee
Spangrud, Mark J.
Sperling, Rosalyn M.
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg, Allen Terry
Steinberg, Mona Jill
Stewart, Curtis W
Stifter, Jeredith W
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee
Sural, Brenda J.
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael

Tagge, Rosemary E
Tate, Robert
Tatsuguchi, Nancy M
Tenner, Leonard R.
Thomann, Daniel	Switzerland
Thomas, Sean W.
Thompson, Greggory R.
Thompson, Theresa
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C	Canada
Toth, Frederick Carter
Trahan, Daniel C.
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Twery, Scott Craig
Ubelhart, Mark C
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
Vandersanden, Robert	Canada
VanThournout, Richard A.
Veit, Anne A
Verseman, David W.
Virmani, Ravi	India
Visus, Deborah A.
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.
Wagner, William P as custodian for Katie Wagner
Wagner, Stephen B
Wallace, John J
Wardner, Julie A.
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.
Weaver, Trinda N.
Weaver, Dorothy J.
Weinberg, Robert
Welkie, Robert Steven
Wermeille, Francoise	Switzerland
Westervelt, Arthur Lee
Westwood, Jerry R
Whinfrey, Judith A.

Whitney Jr., Mark S.
Wilen, Robert E.
Wille, David J.
Williams, Jonathan David	Australia
Wilson, Gerald I
Wilson, Jerry F.
Winkler, Kerstin
Winston, Rebecca L.
Wise, Christi Rager
Witkowski, Wayne E.
Woldridge, Scott M.
Wolf, James K
Wood, Thomas E
Wooding, Shelley A.	Canada
Woodrum, James D.
Wright, Michael B.
Wright, Peter
Wunsch, Gerald E.
Yamamoto, Dale H
Yezzi, Anthony P
Young, William G.
Young, William G., as Custodian
Young, William G., as Custodian
Zadell, William R.
Zielke, Elizabeth K.
Zimmer, Jane E
Zimmerman, Ross
Zurek, Colleen A.

Trusts	Place of Organization
Annette S. Leckie 2003 Revocable Trust	Massachusetts
C. Lawrence Connolly III 2004 Irrevocable Trust	Illinois
C. William Gregory Trust	Florida
Cangelosi/Gallo Family Trust	California
Carole J. Harlow 1994 Trust	California
Charles Fischer Declaration of Trust	Illinois
Christine M. Knox Trust	Illinois
Christopher R. Healy Declaration of Trust	Illinois
Crystal Cove Revocable Trust	California
Daniel J. Rubin Trust	Illinois
David L. Hunt Revocable Trust	Connecticut
Edward L. Delahanty 2002 Flite Trust	Florida
Esther K. Laspisa Revocable Trust	Illinois
Ewing Trust Agreement	California
Francis B. McArdle Revocable Living Trust	Maryland
Francisco A. Roque 1999 Living Trust	Illinois
Howard J. Levin 2005 Irrevocable Trust	Florida
James E. Nelson Irrevocable Trust	Florida
James E. Nelson Irrevocable Trust of 2004	Florida
James G. Ozark Trust	Illinois
Janet E. Shepherd Revocable Trust	Colorado
Jerry R. Westwood Trust	Illinois
John and Sue Prange Trust	California
John C. Roberts and Angela M. Roberts Revocable Trust	Arizona
John Hoos Revocable Trust	Illinois
John M. Ryan Revocable Trust	Illinois

Kann Family Trust	California
Kathleen M. Trahan Revocable Trust	Illinois
KBO Revocable Trust	Illinois
Lawrence J. Laspisa Revocable Trust	Illinois
Leonard Tenner Revocable Trust	Illinois
Linda L. Anderson Trust	Illinois
Luanne Wolff Revocable Trust	California
Marilyn C. Biggins Revocable Trust	Connecticut
Mark Douglas Schwehr Florida Intangible Tax Trust	Florida
Mary Lynn Eubanks 1999 Living Trust	Illinois
Maureen Kincaid Trust	Illinois
Michael L. Johnston Declaration of Trust	Illinois
Michael L. Trahan Revocable Trust	Illinois
Peter A. Biggins Revocable Trust	Connecticut
Renee F. Hochberg Living Trust	Illinois
Richard L. Diemer Revocable Trust	Illinois
Richard W. Davids Declaration of Trust	Illinois
Richard W. Hutson 1998 Irrevocable Trust FBO: Brennan B. Hutson	Illinois
Richard W. Hutson Declaration of Trust	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Amanda R. Hutson	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Joseph B Hutson	Illinois
Roberta D. Fox Trust	Illinois
Roberta Tenner Revocable Trust	Illinois
Sara L. LeTourneau Declaration of Trust	Illinois
Shelton Family Trust	California
Smith Family Trust	Arizona
Stanley Rosow Revocable Trust	California
Steinberg Revocable Trust	California
Ted J. Schwartzman Trust	Connecticut
The David Yanis Trust	Florida
The Dorothy J. Weaver Trust	California
The Gerald I. Wilson Irrevocable Trust	Florida
The James G. Ozark Irrevocable Trust	Florida
The Martha J. Cochrane Declaration of Trust	Massachusetts
The Maureen A. Kincaid Irrevocable Trust	Florida
The Peterson Family Trust	California
The Richard L. Moody Trust	Illinois
Thomas E. Wood Revocable Trust	Illinois
Thomas Paine and Teresa Norton Revocable Trust	California
TJO Revocable Trust	Illinois
William James Trust	Illinois

Partnerships*	Place of Organization
Buesing Family Limited Partnership, William R. Buesing, General Partner	Connecticut
Robert and Sandra Cook Family Limited Partnership, Sandra Cook, General Partner	Illinois
Franke Investments, L.P., John Terrence Franke, Managing General Partner	Illinois
The TJG Limited Partnership, Thomas J. Garabedian, General Partner	Delaware
Gifford Holdings, L.P., Dale L. Gifford, General Partner	Delaware
Gretzinger Family Limited Partnership, Ralph E. Gretzinger, III, General Partner	Delaware
DJH Investments, L.P., Daniel J. Holland, General Partner	Texas
Hutson Family Limited Partnership, Richard W. Hutson, Trustee under the Richard W. Hutson Declaration of Trust Dated November 6, 1989, General Partner	Illinois
Michael B. Jones Family Limited Partnership, Michael B. Jones, General Partner	Delaware
Kieley Investment L.P. I, John Kieley, General Partner	Delaware
JJJO Partnership, L.P., James G. Ozark and Maureen A. Kincaid, General Partners	Massachusetts
KBAM Ventures, L.P., Maureen A. Kincaid and James G. Ozark, General Partners	Illinois
Levin Family Limited Partnership, Howard J. Levin, Trustee of the Howard J. Levin Revocable Trust, dated September 28, 1994, General Partner	Connecticut
SJM Holdings, L.P., Mark A. Murray, Managing General Partner	New Jersey
Pinzur Limited Partnership, Laurence A. Pinzur, General Partner	Wyoming
Deer Park Limited Partnership, Jocelyn Purtell, General Partner	Florida
SCS Family Limited Partnership, E. Stephen Ramsey, General Partner	Wisconsin

Roch Family Limited Partnership, Thomas F. Roch, General Partner	California
Rosow Family Limited Partnership, Stanley M. Rosow, General Partner	Illinois
Schmitz Family Limited Partnership, Thomas L. Schmitz, General Partner	Illinois
A.C.J.L. Shafer Family Limited Partnership, Paul M. Shafer, General Partner	Delaware
Red Rock West Limited Partnership, Janet E. Shepherd, General Partner	Massachusetts
Wilson Family Limited Partnership, Gerald I. Wilson, General Partner	Illinois

*	Citizenship of each General Partner is United States

Limited Liability Companies	Place of Organization
Share Holdings LLC	Illinois

Corporations*	Place of Organization
Groen Participaties B.V. (controlled by Abraham Groen)*	Netherlands
Jungman Participaties B.V. (controlled by Alexander Jungman)*	Netherlands
Kraak Participaties B.V. (controlled by Cornelis Kraak)*	Netherlands
Mick and Nancy Pty. Ltd.(controlled by Michael J. Bennett)**	Australia
Middelbos Participaties B.V. (controlled by Robertus Middelbos)*	Netherlands
Nagtegaal Participaties B.V. (controlled by Andries Nagtegaal)*	Netherlands
VanHooff Participaties B.V. (controlled by Cornelis van Hooff)*	Netherlands
VanLeeuwen Participaties B.V. (controlled by Jan van Leeuwen)*	Netherlands

*	Controlling shareholders are all Dutch citizens

** Controlling shareholder is an Australian citizen

SCHEDULE 13D

This Amendment No. 9 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule”). This Amendment No. 9 is being filed because certain Covered Persons have disposed of Covered Shares.

Item 1. Security and Issuer

This statement relates to the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Issuer”), having its principal executive offices at 100 Half Day Road, Lincolnshire, Illinois 60069. Hewitt is a global human resources outsourcing and consulting firm.

Item 2. Identity and Background

(a), (b), (c) (f) The cover page to this schedule and Appendix A hereto contain the names of the persons (“Covered Persons”) who beneficially own shares of Class B Common Stock subject to a Stockholders’ Agreement (“Covered Shares”), dated as of July 1, 2003, to which the Covered Persons are parties (as amended from time to time, the “Stockholders’ Agreement”). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Stockholders’ Agreement.

Appendix A hereto also provides the citizenship or place of organization of each Covered Person. Each Covered Person who is an individual (an “Individual Covered Person”) is a professional employed or formerly employed by Hewitt or one of its affiliates or a permitted transferee of such employee or former employee. Each Covered Person who is not an individual (other than Share Holdings LLC (“ Share Holdings”)) is a trust, limited partnership, limited liability company or corporation created for estate planning purposes by a person who is employed or was formerly employed by Hewitt or one of its affiliates and is or was a member of FORE Holdings LLC, formerly Hewitt Holdings LLC (“Holdings” and each such person being referred to as an “owner” or a “Holdings owner”). Each Covered Person listed in Appendix A under the caption “Partnerships” (an “LP Covered Person”) is a limited partnership of which a Holdings owner is the general partner. Each Covered Person listed in Appendix A under the caption “Corporations” (a “Corporate Covered Person”) is controlled by a Holdings owner. The business address of each Covered Person for purposes of this Schedule is 100 Half Day Road, Lincolnshire, Illinois 60069.

(d), (e) During the last five years no Covered Person or, to the best knowledge of the Covered Persons, any executive officer or director of a Covered Person, general partner of an LP Covered Person or person controlling a Corporate Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with Hewitt’s transition to a corporate structure, Hewitt was formed as a subsidiary of Holdings. In May 2002, Holdings transferred all of its ownership interest in Hewitt Associates LLC to Hewitt thereby making Hewitt Associates LLC a wholly owned subsidiary of Hewitt, the Holdings owners (with the exception of retired Holdings owners) became employees of Hewitt and Hewitt issued 70,819,520 shares of its Class B Common Stock, all of which were held of record by Holdings. Each Holdings owner retained an interest in Holdings and an undivided, indirect interest in the shares of the Class B Common Stock held by Holdings on the owners’ behalf. Holdings has distributed the shares of Class B Common Stock to its owners (or to Share Holdings in the case of certain owners resident outside the United States) and all the owners have signed the Stockholders’ Agreement.

Covered Persons may own and may from time to time acquire shares of Hewitt’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), which are not subject to the Stockholders’ Agreement, for investment purposes. Such shares of Class A Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

Item 4. Purpose of Transaction

Holdings acquired the shares of Class B Common Stock in connection with Hewitt’s transition to a corporate structure and subsequently distributed the shares to its owners as described in response to Item 3. Please see the response to Item 6 for information regarding the rights and obligations of the Covered Persons with respect to the Covered Shares. The Covered Persons may from time to time acquire shares of Class A Common Stock which are not subject to the foregoing restrictions for investment purposes or upon award of Class A Common Stock or options to purchase Class A Common Stock pursuant to Hewitt’s incentive compensation plan. Except as described in Item 6, none of Holdings or the Covered Persons have any plans or proposals which related to or would result in their acquisition of additional shares of Class B Common Stock or any other events described in Item 4(a) through 4(j) of Schedule 13D.

Each Covered Person is expected to evaluate on an ongoing basis Hewitt’s financial condition and prospects and his or her interests in and with respect to Hewitt. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Class A Common Stock and, subject to certain limitations, Class B Common Stock.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person. None of the shares of Class B Common Stock reported in rows (11) and (13) of the cover page to this Schedule are shares as to which there is a right to acquire exercisable within 60 days.

(b) Rows (7) through (10) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. With respect to the Covered Shares subject to the Stockholders’ Agreement, the power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person.

(c) Except as described on Appendix B or as reported in a previously filed Schedule 13D, no Covered Person has effected any transaction in the Class B Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

As a condition to receiving shares of Class B Common Stock in the distribution by Holdings, the Holdings owners entered into a Stockholders’ Agreement whereby the shares received in the distribution would continue to be subject to similar restrictions as when the shares were held by Holdings. Hewitt, Holdings and the Holdings owners or their transferees who received shares of Class B Common Stock in the distribution from Holdings to the owners are parties to the Stockholders’ Agreement.

Shares Covered. The Stockholders’ Agreement covers:

•	all shares of Class B Common Stock and Class C common stock, par value $0.01 per share (the “Class C Common Stock”) beneficially owned by each Covered Person at the time such Covered Person entered into the Stockholders’ Agreement,

•	any shares of Class B Common Stock and Class C Common Stock as to which a Covered Person acquires beneficial ownership after execution of the Stockholders’ Agreement, and

•	any shares of Class A Common Stock as to which a Covered Person acquires beneficial ownership upon conversion of the shares of Class B Common Stock or Class C Common Stock beneficially owned by such Covered Person.

2

Shares of Class A Common Stock acquired by Covered Persons in the open market, upon the exercise of stock options granted pursuant to Hewitt’s incentive compensation plans or upon the grant of shares pursuant to such plans will not be subject to the Stockholders’ Agreement.

Transfer Restrictions. The Stockholders’ Agreement contains restrictions on transfer whereby each Covered Person who is an owner or transferee of an owner will be subject to the transfer restrictions described below. Such Covered Persons are referred to as “Owner Covered Persons.” Each Owner Covered Person may not transfer prior to June 26, 2006 any “goodwill shares” (defined below) beneficially owned by such Owner Covered Person which are still subject to the book to market phase-in discussed below.

Book to Market Phase-in. If a Holdings owner’s employment with Hewitt terminates (other than as a result of an owner’s retirement (subject to certain criteria), death or disability) within four years of Hewitt’s initial public offering (which occurred on June 27, 2002) and before the owner reaches the age of 55 with ten years of service with Hewitt, the number of shares held by the owner will be reduced. The shares held by a terminated owner which may be subject to reduction are referred to as “goodwill shares.” Upon completion of Hewitt’s initial public offering, there were approximately 55,600,000 of such shares. The reduction in the number of goodwill shares is a function of the then current book value and market value of the shares and is calculated according to the formula described below. Book value of Hewitt’s Class A Common Stock will be determined as of the end of the immediately preceding fiscal quarter for which Hewitt has reported financial results and market value of Hewitt’s Class A Common Stock will be determined based on the average closing sale price of Hewitt’s Class A Common Stock as quoted on the New York Stock Exchange for the five trading days preceding the date of termination.

Specifically, on each anniversary of the initial public offering, if a Holdings owner is one of Hewitt’s employees on that date, such owner’s entitlement to a portion of the goodwill shares will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%

On or after June 27, 2003 to June 26, 2004	75%	25%

On or after June 27, 2004 to June 26, 2005	50%	50%

On or after June 27, 2005 to June 26, 2006	25%	75%

On or after June 27, 2006	0%	100%

As to any goodwill shares that a Holdings owner is entitled to receive at market value, such shares will not be subject to surrender by the owner. As to any goodwill shares that an owner is entitled to receive at book value, an owner will surrender a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. The surrendered shares will be reallocated to the remaining Holdings owners.

If a Holdings owner who is at least 52 years of age and who has been an owner for at least ten years provides twelve months’ prior written notice of intent to retire to the board of directors, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her goodwill shares at market value at that time. Hewitt’s Chief Executive Officer, Mr. Gifford, has agreed to waive any enhanced rights to goodwill shares at market value due to retirement prior to June 27, 2006, unless his retirement is initiated by Hewitt’s Board of Directors.

3

In the event of a Holdings owner’s death, the estate of such owner will be entitled to 100% of the goodwill shares at market value. In the event of an owner’s disability, the owner will continue to be treated as an active employee during the disability.

Voting. The Stockholders’ Agreement provides that prior to any vote of Hewitt’s stockholders, a separate, preliminary vote of all of the Covered Shares owned by the Covered Persons will be held. All of the Covered Shares will then be voted in accordance with the vote of the majority of the votes cast in the preliminary vote. The preliminary vote will be administered by the stockholders’ committee designated in accordance with Hewitt’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, in elections of directors, all Covered Shares owned by Covered Persons will be voted in favor of the election of those persons receiving the highest number of votes cast in the preliminary vote.

Term. The Stockholders’ Agreement continues in effect until the first to occur of the termination of the Stockholders’ Agreement by the affirmative vote of the holders of a majority of the Covered Shares, such time as the Covered Shares represent less than 10% of Hewitt’s issued and outstanding shares of common stock, or June 27, 2022. Covered persons are bound by the terms of the Stockholders’ Agreement for as long as they hold Covered Shares. Any termination of the book to market phase-in provisions would require the approval of the majority of Hewitt’s independent directors.

Waivers and Amendments. The executive committee of Holdings may waive the transfer restrictions for any reason it deems appropriate. Any waiver or amendment to the book to market phase-in provisions requires the approval of Hewitt’s independent directors.

Subject to the foregoing paragraph, the provisions of the Stockholders’ Agreement may generally be amended or waived by the affirmative vote of the holders of a majority of the Covered Shares. However, any waiver or amendment materially affecting Hewitt’s rights or obligations or the rights or obligations of either of the stockholders’ committee or the executive committee of Holdings requires the approval of the entity so affected.

Effects of Change in Control. Following the consummation of a change in control of Hewitt, the transfer restrictions applicable to Owner Covered Persons and the voting provisions discussed above will terminate. The book to market phase-in provisions will not be affected by a change in control and will continue to apply with respect to the Owner Covered Person’s shares in the acquiror. However, if a Holdings owner’s employment with Hewitt or the acquiror is terminated without cause within two years following a change in control, the owner will be entitled to all goodwill shares at market value.

4

Minimum Stock Ownership Requirements

Holdings owners are required to hold a minimum number of shares while they are employees of Hewitt. Under the option award agreement for the Holdings owners, each Holdings owner is required to maintain beneficial ownership of at least 25% of such owner’s initial goodwill shares while employed by Hewitt.

Item 7. Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A	Stockholders’ Agreement by and among Hewitt Associates, Inc., Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and the Covered Persons signatory thereto dated as of July 1, 2003 (incorporated herein by reference to Exhibit 10.31 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2006

By:	/s/ David L. Hunt
Name:	David L. Hunt
As Attorney-in-fact

6

Appendix B

Daily Hewitt Sales Range	High:	$27.05	$27.30	$26.90	$26.60	$26.39	$26.15	$26.25
	Low:	$26.50	$26.74	$26.21	$24.76	$25.40	$25.95	$26.04

Name	Date:	2/1/2006	2/2/2006	2/3/2006	2/6/2006	2/7/2006	2/10/2006	2/14/2006
Abazoris,Norman V.
Ablin,Marlene Joyce
Acker,Peter David					985
Adams,Judith
Alexander,Jane F.
Anand,Sanjiv Krishan
Anderson,John L.
Arian,Mark David
Baggett,Jeffrey L.
Baloun,James
Barnes,Karen A.
Barth,Jeffrey								10,000
Basofin,Richard
Bausch,John J.
Bennett, Jane Hilary
Bentson,Margaret A.
Bernsee,Robert W.								5,000
Biersack,Donna Marie
Bloomer,James
Boerner,Peter R
Bollert,Duane C.
Borchert,Timothy John
Borgman,Peter J.
Boulter,David
Brab,Regina
Bradford,Timothy M
Bradley,Scott
Brovich,Christopher
Brown,J. Allan
Bryant,Ronald Victor
Buesing Family Limited Partnership
Butterworth,Thomas C					7,000
Byrd,Jeffrey W.
C. William Gregory Trust
Camferdam,Steven Robert
Campbell,Daniel J.
Carey,Douglas J.
Carroll,Annette Rosinski		10,000
Carswell,Thomas A
Casmer,David M.			5,000
Christopher R. Healy Declaration of Trust
Clarke,Michael
Clymer,Jeff

Daily Hewitt Sales Range	$26.48	$27.09	$27.04	$27.23	$27.14	$27.19	$27.25	$27.13
	$26.00	$26.40	$26.82	$26.87	$26.81	$26.80	$26.97	$26.77

Name	2/15/2006	2/16/2006	2/17/2006	2/21/2006	2/22/2006	2/24/2006	2/27/2006	2/28/2006
Abazoris,Norman V.
Ablin,Marlene Joyce
Acker,Peter David
Adams,Judith
Alexander,Jane F.		2,500
Anand,Sanjiv Krishan
Anderson,John L.
Arian,Mark David
Baggett,Jeffrey L.
Baloun,James
Barnes,Karen A.
Barth,Jeffrey
Basofin,Richard
Bausch,John J.
Bennett, Jane Hilary
Bentson,Margaret A.
Bernsee,Robert W.
Biersack,Donna Marie
Bloomer,James
Boerner,Peter R				1,000		1,000		1,000
Bollert,Duane C.
Borchert,Timothy John								13,798
Borgman,Peter J.
Boulter,David								2,000
Brab,Regina
Bradford,Timothy M			5,000
Bradley,Scott						2,225
Brovich,Christopher
Brown,J. Allan
Bryant,Ronald Victor
Buesing Family Limited Partnership
Butterworth,Thomas C
Byrd,Jeffrey W.
C. William Gregory Trust
Camferdam,Steven Robert
Campbell,Daniel J.				2,000		2,000
Carey,Douglas J.
Carroll,Annette Rosinski
Carswell,Thomas A			1,000
Casmer,David M.
Christopher R. Healy Declaration of Trust				5,000
Clarke,Michael
Clymer,Jeff

Daily Hewitt Sales Range	$27.50	$27.35	$27.32	$27.65	$27.98	$28.59	$29.22	$29.68
	$26.80	$27.15	$27.17	$27.12	$27.37	$28.35	$28.41	$29.19

Name	3/1/2006	3/2/2006	3/6/2006	3/7/2006	3/8/2006	3/13/2006	3/15/2006	3/17/2006
Abazoris,Norman V.						5,000
Ablin,Marlene Joyce
Acker,Peter David
Adams,Judith
Alexander,Jane F.				2,500
Anand,Sanjiv Krishan				5,000			5,000
Anderson,John L.				45,000
Arian,Mark David							15,000
Baggett,Jeffrey L.							1,000
Baloun,James							2,000
Barnes,Karen A.				15,000
Barth,Jeffrey
Basofin,Richard				5,000			10,000
Bausch,John J.
Bennett, Jane Hilary
Bentson,Margaret A.				20,000			20,000
Bernsee,Robert W.				15,000			5,000
Biersack,Donna Marie
Bloomer,James				15,000
Boerner,Peter R			1,000	3,000		2,000	1,000	1,000
Bollert,Duane C.				10,000
Borchert,Timothy John			54,500
Borgman,Peter J.				1,000
Boulter,David	2,000					10,000
Brab,Regina						5,000
Bradford,Timothy M				5,000			10,000
Bradley,Scott				2,500
Brovich,Christopher
Brown,J. Allan								5,000
Bryant,Ronald Victor						2,000
Buesing Family Limited Partnership
Butterworth,Thomas C
Byrd,Jeffrey W.						10,000
C. William Gregory Trust							500
Camferdam,Steven Robert	3,000
Campbell,Daniel J.				2,500				2,000
Carey,Douglas J.
Carroll,Annette Rosinski
Carswell,Thomas A								2,000
Casmer,David M.
Christopher R. Healy Declaration of Trust				2,500
Clarke,Michael
Clymer,Jeff			10,000

Daily Hewitt Sales Range	$29.42	$29.23	$29.32	$29.34	$29.59	$29.40	$29.75
	$29.20	$29.00	$28.90	$28.93	$29.41	$29.05	$29.25

Name	3/20/2006	3/22/2006	3/24/2006	3/27/2006	3/29/2006	3/30/2006	3/31/2006	Number of Class A Shars sold 2/1 - 3/31
Abazoris,Norman V.			5,000		10,000			20,000
Ablin,Marlene Joyce			30,000					30,000
Acker,Peter David								985
Adams,Judith	3,000		3,000					6,000
Alexander,Jane F.		2,500						7,500
Anand,Sanjiv Krishan	5,000							15,000
Anderson,John L.								45,000
Arian,Mark David								15,000
Baggett,Jeffrey L.								1,000
Baloun,James					2,000	4,000		8,000
Barnes,Karen A.	25,000							40,000
Barth,Jeffrey								10,000
Basofin,Richard					5,000			20,000
Bausch,John J.				14,180				14,180
Bennett, Jane Hilary	600							600
Bentson,Margaret A.								40,000
Bernsee,Robert W.			5,000	6,000	4,000			40,000
Biersack,Donna Marie				5,000				5,000
Bloomer,James			5,000					20,000
Boerner,Peter R		1,000		1,000				13,000
Bollert,Duane C.								10,000
Borchert,Timothy John								68,298
Borgman,Peter J.								1,000
Boulter,David								14,000
Brab,Regina								5,000
Bradford,Timothy M								20,000
Bradley,Scott								4,725
Brovich,Christopher		5,000						5,000
Brown,J. Allan								5,000
Bryant,Ronald Victor								2,000
Buesing Family Limited Partnership			9,285					9,285
Butterworth,Thomas C								7,000
Byrd,Jeffrey W.								10,000
C. William Gregory Trust								500
Camferdam,Steven Robert								3,000
Campbell,Daniel J.		2,000			2,000			12,500
Carey,Douglas J.				40,000				40,000
Carroll,Annette Rosinski								10,000
Carswell,Thomas A								3,000
Casmer,David M.			3,000					8,000
Christopher R. Healy Declaration of Trust								7,500
Clarke,Michael	10,000							10,000
Clymer,Jeff								10,000

Appendix B

Daily Hewitt Sales Range	High:	$27.05	$27.30	$26.90	$26.60	$26.39	$26.15	$26.25
	Low:	$26.50	$26.74	$26.21	$24.76	$25.40	$25.95	$26.04

Name	Date:	2/1/2006	2/2/2006	2/3/2006	2/6/2006	2/7/2006	2/10/2006	2/14/2006
Coletto,Nancy
Connolly, Sean
Coolley,Nancy E.
Coppock,Melissa Shirk
Coppock,Steven M.
Corcoran,Maureen Ann						500
Cornwall,Lynn
Crowley,William A
Dale, James
David L Hunt Revocable Trust		5,000
Deacon,Faye A.
Deer Park Limited Partnership
DeGregorio,Susan M.
DeKeyzer,Johan
Dephtereos,Marjorie B.
Desenis,Judith M.
Detmer,Edward J.
DJH Investments, L.P.
Dodd,Kathryn M.
Dodd,Robert M
Dolan,Elizabeth M.
Dolezal,Craig								2,800
Doyle,Bryan Joseph
Duncan,William Bradley					5,400
Durbala,Michael R.
Eads,Jack W.			2,000
Eaker,Robert Charles			1,000	1,000				2,000
Eavenson,William T.
Eberlein,Dianne Lynn
Edelstein,Carol M.
Edward L. Delahanty 2002 Flite Trust
Eeckman,Philippe
Esther K. Laspisa Revocable Trust
Evans,John M
Ewing Trust Agreement
Ferreri,James P
Fisher,Enrique A							3,000
Flint,Tom F.
Forsberg,Michael S.
Francis B. McArdle Revocable Living Trust
Franke Investments, L.P.		5,000					5,000
Franke,John T.		5,000					4,154
Freundt,James F.
Friedes,Peter E
Fry,Lisa Anne
Furer,Burkhard
Futterman,Ronald Alan
Gandossy,Robert P.

Daily Hewitt Sales Range	$26.48	$27.09	$27.04	$27.23	$27.14	$27.19	$27.25	$27.13
	$26.00	$26.40	$26.82	$26.87	$26.81	$26.80	$26.97	$26.77

Name	2/15/2006	2/16/2006	2/17/2006	2/21/2006	2/22/2006	2/24/2006	2/27/2006	2/28/2006
Coletto,Nancy
Connolly, Sean
Coolley,Nancy E.
Coppock,Melissa Shirk
Coppock,Steven M.
Corcoran,Maureen Ann
Cornwall,Lynn
Crowley,William A
Dale, James
David L Hunt Revocable Trust
Deacon,Faye A.								2,000
Deer Park Limited Partnership
DeGregorio,Susan M.
DeKeyzer,Johan
Dephtereos,Marjorie B.
Desenis,Judith M.
Detmer,Edward J.
DJH Investments, L.P.
Dodd,Kathryn M.
Dodd,Robert M								10,000
Dolan,Elizabeth M.
Dolezal,Craig
Doyle,Bryan Joseph			5,000
Duncan,William Bradley
Durbala,Michael R.
Eads,Jack W.		6,000
Eaker,Robert Charles						2,000
Eavenson,William T.								1,100
Eberlein,Dianne Lynn
Edelstein,Carol M.			7,500
Edward L. Delahanty 2002 Flite Trust
Eeckman,Philippe
Esther K. Laspisa Revocable Trust
Evans,John M			19,355
Ewing Trust Agreement			2,000				3,000
Ferreri,James P
Fisher,Enrique A
Flint,Tom F.		5,000				5,000	15,000	10,000
Forsberg,Michael S.			5,000
Francis B. McArdle Revocable Living Trust
Franke Investments, L.P.			5,000					5,000
Franke,John T.			5,846					5,000
Freundt,James F.						3,750
Friedes,Peter E
Fry,Lisa Anne
Furer,Burkhard					6,000
Futterman,Ronald Alan
Gandossy,Robert P.								10,000

Daily Hewitt Sales Range	$27.50	$27.35	$27.32	$27.65	$27.98	$28.59	$29.22	$29.68
	$26.80	$27.15	$27.17	$27.12	$27.37	$28.35	$28.41	$29.19

Name	3/1/2006	3/2/2006	3/6/2006	3/7/2006	3/8/2006	3/13/2006	3/15/2006	3/17/2006
Coletto,Nancy								2,000
Connolly, Sean
Coolley,Nancy E.								20,000
Coppock,Melissa Shirk								5,000
Coppock,Steven M.								5,000
Corcoran,Maureen Ann				500				500
Cornwall,Lynn	5,000						5,000	5,000
Crowley,William A			6,400
Dale, James					10,000
David L Hunt Revocable Trust		5,000		5,000			5,000
Deacon,Faye A.				2,000			2,000
Deer Park Limited Partnership			25,000
DeGregorio,Susan M.
DeKeyzer,Johan				5,000			5,000
Dephtereos,Marjorie B.
Desenis,Judith M.							5,000
Detmer,Edward J.				5,500				6,500
DJH Investments, L.P.							6,000	3,000
Dodd,Kathryn M.								5,000
Dodd,Robert M				10,000
Dolan,Elizabeth M.				10,000			10,000
Dolezal,Craig
Doyle,Bryan Joseph
Duncan,William Bradley
Durbala,Michael R.
Eads,Jack W.
Eaker,Robert Charles				2,000			2,000
Eavenson,William T.
Eberlein,Dianne Lynn		4,000	6,000
Edelstein,Carol M.							3,000
Edward L. Delahanty 2002 Flite Trust				20,000			20,000
Eeckman,Philippe
Esther K. Laspisa Revocable Trust
Evans,John M							19,335
Ewing Trust Agreement			3,000
Ferreri,James P				5,000			5,000	5,000
Fisher,Enrique A
Flint,Tom F.	5,000			5,000		5,000		15,177
Forsberg,Michael S.
Francis B. McArdle Revocable Living Trust								2,000
Franke Investments, L.P.			5,000	5,000				5,000
Franke,John T.			5,000	5,000				5,000
Freundt,James F.
Friedes,Peter E
Fry,Lisa Anne
Furer,Burkhard
Futterman,Ronald Alan	5,000		5,000				5,000
Gandossy,Robert P.

Daily Hewitt Sales Range	$29.42	$29.23	$29.32	$29.34	$29.59	$29.40	$29.75
	$29.20	$29.00	$28.90	$28.93	$29.41	$29.05	$29.25

Name	3/20/2006	3/22/2006	3/24/2006	3/27/2006	3/29/2006	3/30/2006	3/31/2006	Number of Class A Shars sold 2/1 - 3/31
Coletto,Nancy								2,000
Connolly, Sean			1,000					1,000
Coolley,Nancy E.				10,000	10,000			40,000
Coppock,Melissa Shirk								5,000
Coppock,Steven M.								5,000
Corcoran,Maureen Ann						500		2,000
Cornwall,Lynn								15,000
Crowley,William A								6,400
Dale, James								10,000
David L Hunt Revocable Trust								20,000
Deacon,Faye A.								6,000
Deer Park Limited Partnership								25,000
DeGregorio,Susan M.						6,000		6,000
DeKeyzer,Johan								10,000
Dephtereos,Marjorie B.					5,000			5,000
Desenis,Judith M.			5,000					10,000
Detmer,Edward J.			4,500					16,500
DJH Investments, L.P.								9,000
Dodd,Kathryn M.								5,000
Dodd,Robert M								20,000
Dolan,Elizabeth M.								20,000
Dolezal,Craig								2,800
Doyle,Bryan Joseph								5,000
Duncan,William Bradley								5,400
Durbala,Michael R.	4,000							4,000
Eads,Jack W.								8,000
Eaker,Robert Charles	2,000		2,000		2,000			16,000
Eavenson,William T.								1,100
Eberlein,Dianne Lynn					5,000			15,000
Edelstein,Carol M.	2,500							13,000
Edward L. Delahanty 2002 Flite Trust								40,000
Eeckman,Philippe	2,000							2,000
Esther K. Laspisa Revocable Trust	10,000							10,000
Evans,John M								38,690
Ewing Trust Agreement					10,000			18,000
Ferreri,James P					5,000			20,000
Fisher,Enrique A								3,000
Flint,Tom F.								65,177
Forsberg,Michael S.								5,000
Francis B. McArdle Revocable Living Trust								2,000
Franke Investments, L.P.						5,000		40,000
Franke,John T.						5,000		40,000
Freundt,James F.								3,750
Friedes,Peter E	14,000							14,000
Fry,Lisa Anne					4,000			4,000
Furer,Burkhard								6,000
Futterman,Ronald Alan								15,000
Gandossy,Robert P.								10,000

Appendix B

Daily Hewitt Sales Range	High:	$27.05	$27.30	$26.90	$26.60	$26.39	$26.15	$26.25
	Low:	$26.50	$26.74	$26.21	$24.76	$25.40	$25.95	$26.04

Name	Date:	2/1/2006	2/2/2006	2/3/2006	2/6/2006	2/7/2006	2/10/2006	2/14/2006
Gang,Barry S
Garabedian,Thomas J.
Gardner,John D.							1,194
Gayda,Joseph J							2,000
Gayley,John K.
Gibbons,Michael
Gordon,Mark K.
Goudriaan,Robert
Graham,Michael Eugene
Grant,Philip D.						6,000		3,000
Gray,Guy Earl
Gray,Stephen Michael
Greene,William H.
Gretzinger III,Ralph E
Guagliardo,Nicolo
Gubitosi,Alan
Guthman,Michael A					50,000
Halperin,Frederic
Harvey,James J.							1,000
Hasbargen,Donald W		1,000
Haugen,Peter J.
Hauser, Brenda
Hauser,Thomas J.
Healy, Christopher R.
Heiring,George W
Henderson,Don Berwell								1,000
Hernandez,Javier
Higginbotham,Stanley Lamar						1,500
Hilgenberg,Timothy S								2,000
Hill,Michael R.
Hinman,Richard C.
Hoerger,Susan Yarosh							5,000
Hogg,Barbara J
Holland,Daniel J.
Holland,Kimberly
Howlett,Catherine
Hutson Family Limited Partnership		1,500
Irion,Brian P.
Istnick,Robert L
Jagla,Julie
James E. Nelson Irrevocable Trust of 2004
James,Alison A
James,Ken E
Jensen,Phillip Claude
Jerry R. Westwood Trust
John Hoos Revocable Trust
Johnson,Robert F.
Jones,Allen F.

Daily Hewitt Sales Range	$26.48	$27.09	$27.04	$27.23	$27.14	$27.19	$27.25	$27.13
	$26.00	$26.40	$26.82	$26.87	$26.81	$26.80	$26.97	$26.77

Name	2/15/2006	2/16/2006	2/17/2006	2/21/2006	2/22/2006	2/24/2006	2/27/2006	2/28/2006
Gang,Barry S
Garabedian,Thomas J.
Gardner,John D.
Gayda,Joseph J			2,000			2,000
Gayley,John K.
Gibbons,Michael
Gordon,Mark K.
Goudriaan,Robert
Graham,Michael Eugene
Grant,Philip D.		2,000	3,000			1,000	2,000	800
Gray,Guy Earl							3,500	3,500
Gray,Stephen Michael
Greene,William H.
Gretzinger III,Ralph E
Guagliardo,Nicolo
Gubitosi,Alan
Guthman,Michael A
Halperin,Frederic
Harvey,James J.		1,000
Hasbargen,Donald W			1,000			1,000
Haugen,Peter J.
Hauser, Brenda						1,000
Hauser,Thomas J.						1,000		2,000
Healy, Christopher R.
Heiring,George W
Henderson,Don Berwell
Hernandez,Javier
Higginbotham,Stanley Lamar						250
Hilgenberg,Timothy S		2,000
Hill,Michael R.
Hinman,Richard C.
Hoerger,Susan Yarosh
Hogg,Barbara J
Holland,Daniel J.
Holland,Kimberly								2,000
Howlett,Catherine
Hutson Family Limited Partnership			2,000			500
Irion,Brian P.
Istnick,Robert L							2,000
Jagla,Julie
James E. Nelson Irrevocable Trust of 2004
James,Alison A
James,Ken E
Jensen,Phillip Claude			6,000
Jerry R. Westwood Trust			1,500				500
John Hoos Revocable Trust
Johnson,Robert F.
Jones,Allen F.

Daily Hewitt Sales Range	$27.50	$27.35	$27.32	$27.65	$27.98	$28.59	$29.22	$29.68
	$26.80	$27.15	$27.17	$27.12	$27.37	$28.35	$28.41	$29.19

Name	3/1/2006	3/2/2006	3/6/2006	3/7/2006	3/8/2006	3/13/2006	3/15/2006	3/17/2006
Gang,Barry S							2,000
Garabedian,Thomas J.
Gardner,John D.
Gayda,Joseph J			2,000					2,000
Gayley,John K.								15,000
Gibbons,Michael							5,000
Gordon,Mark K.
Goudriaan,Robert		3,000
Graham,Michael Eugene			5,000	8,000			4,000
Grant,Philip D.		1,000	2,000	1,000
Gray,Guy Earl
Gray,Stephen Michael				7,500
Greene,William H.								6,000
Gretzinger III,Ralph E
Guagliardo,Nicolo	15,000
Gubitosi,Alan
Guthman,Michael A
Halperin,Frederic								20,000
Harvey,James J.
Hasbargen,Donald W						2,000
Haugen,Peter J.								550
Hauser, Brenda			2,000
Hauser,Thomas J.		2,000						1,000
Healy, Christopher R.						2,500
Heiring,George W
Henderson,Don Berwell		500						1,200
Hernandez,Javier
Higginbotham,Stanley Lamar				750
Hilgenberg,Timothy S	4,000	2,000	4,000	2,000
Hill,Michael R.								15,000
Hinman,Richard C.				5,000
Hoerger,Susan Yarosh						19,674
Hogg,Barbara J							15,000
Holland,Daniel J.							20,000	10,000
Holland,Kimberly
Howlett,Catherine		7,690
Hutson Family Limited Partnership	1,000		500	1,000
Irion,Brian P.							7,000
Istnick,Robert L		1,000	9,000	4,000			4,000	2,000
Jagla,Julie		15,179
James E. Nelson Irrevocable Trust of 2004
James,Alison A								1,800
James,Ken E	5,000			5,000			10,000
Jensen,Phillip Claude
Jerry R. Westwood Trust			500			500
John Hoos Revocable Trust				2,000				10,000
Johnson,Robert F.		4,000	3,000	4,000			2,000
Jones,Allen F.				16,500			50

Daily Hewitt Sales Range	$29.42	$29.23	$29.32	$29.34	$29.59	$29.40	$29.75
	$29.20	$29.00	$28.90	$28.93	$29.41	$29.05	$29.25

Name	3/20/2006	3/22/2006	3/24/2006	3/27/2006	3/29/2006	3/30/2006	3/31/2006	Number of Class A Shars sold 2/1 - 3/31
Gang,Barry S								2,000
Garabedian,Thomas J.			500					500
Gardner,John D.								1,194
Gayda,Joseph J								10,000
Gayley,John K.								15,000
Gibbons,Michael								5,000
Gordon,Mark K.	15,000							15,000
Goudriaan,Robert	3,000							6,000
Graham,Michael Eugene								17,000
Grant,Philip D.				1,000	1,000		3,000	26,800
Gray,Guy Earl							5,000	12,000
Gray,Stephen Michael								7,500
Greene,William H.								6,000
Gretzinger III,Ralph E				13,200				13,200
Guagliardo,Nicolo								15,000
Gubitosi,Alan					16,000			16,000
Guthman,Michael A								50,000
Halperin,Frederic					10,000			30,000
Harvey,James J.								2,000
Hasbargen,Donald W		2,000					2,000	9,000
Haugen,Peter J.								550
Hauser, Brenda								3,000
Hauser,Thomas J.								6,000
Healy, Christopher R.								2,500
Heiring,George W					3,000			3,000
Henderson,Don Berwell	500	500	500		750		750	5,700
Hernandez,Javier	3,500							3,500
Higginbotham,Stanley Lamar	3,250							5,750
Hilgenberg,Timothy S			2,000	2,000				20,000
Hill,Michael R.								15,000
Hinman,Richard C.						5,000		10,000
Hoerger,Susan Yarosh								24,674
Hogg,Barbara J								15,000
Holland,Daniel J.								30,000
Holland,Kimberly	2,000							4,000
Howlett,Catherine								7,690
Hutson Family Limited Partnership								6,500
Irion,Brian P.								7,000
Istnick,Robert L								22,000
Jagla,Julie								15,179
James E. Nelson Irrevocable Trust of 2004					20,000			20,000
James,Alison A								1,800
James,Ken E			5,000					25,000
Jensen,Phillip Claude								6,000
Jerry R. Westwood Trust	1,000			1,000				5,000
John Hoos Revocable Trust								12,000
Johnson,Robert F.			1,000					14,000
Jones,Allen F.								16,550

Appendix B

Daily Hewitt Sales Range	High:	$27.05	$27.30	$26.90	$26.60	$26.39	$26.15	$26.25
	Low:	$26.50	$26.74	$26.21	$24.76	$25.40	$25.95	$26.04

Name	Date:	2/1/2006	2/2/2006	2/3/2006	2/6/2006	2/7/2006	2/10/2006	2/14/2006
Jones,J. Michael
Jones,Ronald A		300		700	1,000	3,000
Jost,Michael G
Kaiser,Marc Steven
Kantor,Richard Geza
Kapahi, Naveen
Kaplan,Tilda Jarolim
Kathleen M. Trahan Revocable Trust								4,300
Kelly Jr.,Vincent J.
Kelly, James William
Kieley Investment L.P. I
Kieley,John				4,000
Kinsley,Heather R.
Klein,Jeffrey
Kohlbry,Kathleen M.
Kolb,John
Kopec,Albert
Koralik,Susan K.
Kozak,Gregory J.		750
Krause,Debra W.
Kriegh,James A
Laketek,Maryann
LaSorte,Joseph A.
Laufer,Jacques
Lee,Steven G.
Leighton,Stephen M		1,000
Leister,Kellen
Leone,Robert J.								1,000
Levin,Howard J.
Leyendecker,Mary A.
Lindberg,Kenneth W							500
Livsey,Frank
Lloyd,Ronald Rhys
Luanne Wolff Revocable Trust
Lucey,Richard J
Lynch,John C.
Makuck,Brian D.
Mary Lynn Eubanks Living Trust
Maskaleris,Elias R.
Mathews,Donna M
Mattingly,Sharon
McDonald,Danielle R.							48,955
McFall,Daniel F.
McGhee,James W.						5,000
McGill,Patrick Lyman		5,000					5,000
Meshboum,Stuart							13,000
Messick,Scott E.
Michael B. Jones Family Limited Partnership

Daily Hewitt Sales Range	$26.48	$27.09	$27.04	$27.23	$27.14	$27.19	$27.25	$27.13
	$26.00	$26.40	$26.82	$26.87	$26.81	$26.80	$26.97	$26.77

Name	2/15/2006	2/16/2006	2/17/2006	2/21/2006	2/22/2006	2/24/2006	2/27/2006	2/28/2006
Jones,J. Michael
Jones,Ronald A		1,000	2,000			1,000	700	2,000
Jost,Michael G
Kaiser,Marc Steven
Kantor,Richard Geza								20,000
Kapahi, Naveen
Kaplan,Tilda Jarolim			13,000
Kathleen M. Trahan Revocable Trust			4,000	10,700			5,000
Kelly Jr.,Vincent J.		65	2,662
Kelly, James William
Kieley Investment L.P. I
Kieley,John						24,000		16,000
Kinsley,Heather R.			1,000			1,000
Klein,Jeffrey
Kohlbry,Kathleen M.			2,500
Kolb,John
Kopec,Albert
Koralik,Susan K.
Kozak,Gregory J.
Krause,Debra W.			2,000
Kriegh,James A
Laketek,Maryann								4,500
LaSorte,Joseph A.						6,000
Laufer,Jacques						7,000
Lee,Steven G.
Leighton,Stephen M
Leister,Kellen
Leone,Robert J.						1,000
Levin,Howard J.
Leyendecker,Mary A.								1,000
Lindberg,Kenneth W								500
Livsey,Frank
Lloyd,Ronald Rhys					12,000
Luanne Wolff Revocable Trust
Lucey,Richard J			10,000
Lynch,John C.
Makuck,Brian D.
Mary Lynn Eubanks Living Trust			5,250					1,750
Maskaleris,Elias R.
Mathews,Donna M							5,000	20,000
Mattingly,Sharon
McDonald,Danielle R.
McFall,Daniel F.
McGhee,James W.
McGill,Patrick Lyman								5,000
Meshboum,Stuart
Messick,Scott E.
Michael B. Jones Family Limited Partnership

Daily Hewitt Sales Range	$27.50	$27.35	$27.32	$27.65	$27.98	$28.59	$29.22	$29.68
	$26.80	$27.15	$27.17	$27.12	$27.37	$28.35	$28.41	$29.19

Name	3/1/2006	3/2/2006	3/6/2006	3/7/2006	3/8/2006	3/13/2006	3/15/2006	3/17/2006
Jones,J. Michael			2,500	7,500				9,699
Jones,Ronald A		1,000	1,000	5,300			2,000	2,000
Jost,Michael G		500
Kaiser,Marc Steven								2,000
Kantor,Richard Geza
Kapahi, Naveen				1,000
Kaplan,Tilda Jarolim
Kathleen M. Trahan Revocable Trust	5,000	5,000
Kelly Jr.,Vincent J.
Kelly, James William							10,000
Kieley Investment L.P. I
Kieley,John	1,000	7,000	4,000	8,000			12,000	8,000
Kinsley,Heather R.			2,000	2,000
Klein,Jeffrey		2,000		1,000				1,000
Kohlbry,Kathleen M.		7,000	7,000				8,000	7,000
Kolb,John		3,600	16,400
Kopec,Albert						5,000		5,000
Koralik,Susan K.							10,000
Kozak,Gregory J.				750
Krause,Debra W.				8,000				1,000
Kriegh,James A		1,000		1,000			500	500
Laketek,Maryann				3,000
LaSorte,Joseph A.
Laufer,Jacques			7,000					7,000
Lee,Steven G.								10,000
Leighton,Stephen M		1,000
Leister,Kellen				40,000				20,000
Leone,Robert J.	2,000			3,000			5,000	5,000
Levin,Howard J.								10,000
Leyendecker,Mary A.		3,000	2,000	2,000				4,000
Lindberg,Kenneth W
Livsey,Frank
Lloyd,Ronald Rhys							6,000
Luanne Wolff Revocable Trust						800
Lucey,Richard J
Lynch,John C.	5,000							15,000
Makuck,Brian D.								2,000
Mary Lynn Eubanks Living Trust				1,750				3,500
Maskaleris,Elias R.							5,525
Mathews,Donna M			5,000	5,000
Mattingly,Sharon
McDonald,Danielle R.
McFall,Daniel F.								1,000
McGhee,James W.			1,200
McGill,Patrick Lyman			5,000	15,000				20,000
Meshboum,Stuart						5,000	20,000
Messick,Scott E.							8,000
Michael B. Jones Family Limited Partnership				50,000

Daily Hewitt Sales Range	$29.42	$29.23	$29.32	$29.34	$29.59	$29.40	$29.75
	$29.20	$29.00	$28.90	$28.93	$29.41	$29.05	$29.25

Name	3/20/2006	3/22/2006	3/24/2006	3/27/2006	3/29/2006	3/30/2006	3/31/2006	Number of Class A Shars sold 2/1 - 3/31
Jones,J. Michael								19,699
Jones,Ronald A					1,000			24,000
Jost,Michael G								500
Kaiser,Marc Steven								2,000
Kantor,Richard Geza								20,000
Kapahi, Naveen		3,000						4,000
Kaplan,Tilda Jarolim								13,000
Kathleen M. Trahan Revocable Trust					1,256			35,256
Kelly Jr.,Vincent J.								2,727
Kelly, James William								10,000
Kieley Investment L.P. I					2,000			2,000
Kieley,John								84,000
Kinsley,Heather R.								6,000
Klein,Jeffrey							5,000	9,000
Kohlbry,Kathleen M.								31,500
Kolb,John								20,000
Kopec,Albert								10,000
Koralik,Susan K.								10,000
Kozak,Gregory J.								1,500
Krause,Debra W.								11,000
Kriegh,James A				2,000	2,000		1,000	8,000
Laketek,Maryann							3,000	10,500
LaSorte,Joseph A.								6,000
Laufer,Jacques								21,000
Lee,Steven G.								10,000
Leighton,Stephen M				1,000	4,000			7,000
Leister,Kellen	10,000				15,000			85,000
Leone,Robert J.	4,000	1,000			600	6,400		29,000
Levin,Howard J.					10,000			20,000
Leyendecker,Mary A.								12,000
Lindberg,Kenneth W								1,000
Livsey,Frank	9,000							9,000
Lloyd,Ronald Rhys								18,000
Luanne Wolff Revocable Trust								800
Lucey,Richard J	5,000							15,000
Lynch,John C.		10,000		30,000	5,000	5,000		70,000
Makuck,Brian D.								2,000
Mary Lynn Eubanks Living Trust	3,500							15,750
Maskaleris,Elias R.								5,525
Mathews,Donna M								35,000
Mattingly,Sharon	2,500							2,500
McDonald,Danielle R.								48,955
McFall,Daniel F.								1,000
McGhee,James W.								6,200
McGill,Patrick Lyman								55,000
Meshboum,Stuart					7,000			45,000
Messick,Scott E.								8,000
Michael B. Jones Family Limited Partnership								50,000

Appendix B

Daily Hewitt Sales Range	High:	$27.05	$27.30	$26.90	$26.60	$26.39	$26.15	$26.25
	Low:	$26.50	$26.74	$26.21	$24.76	$25.40	$25.95	$26.04

Name	Date:	2/1/2006	2/2/2006	2/3/2006	2/6/2006	2/7/2006	2/10/2006	2/14/2006
Michael L. Johnston Declaration of Trust
Michael L. Trahan Revocable Trust
Miller,Lisa
Miller,Lori L.
Millson,Scott A.
Milo,Scott Vincent
Minner Jr.,Donald
Mitter,Mark T.
Moore,Bradley C
Moran Jr.,John
Moreland,Mary K.
Morgan,Pamela Dale
Morris, Peter J.
Mott,Thomas Robert
Munn,Jeffrey
Murphy,Blake Potter		750		1,000
Murray,Philip E
Newton,Christopher Mark
Nichols,Richard C.
Nolen,Tanya Flourney
O’Connor,John R.
Osborn,Jacqueline
Oshima,Mark Masao
Osrin,Neville P
Owens,Kevin
Padula, Matt
Palmer,Christopher S
Parrish,Norman W.
Patrick, Elaine R.
Patrick, Victor Phillip
Pellettieri,Karen M.						5,000
Peterson,E Scott
Peterson,Larry W.
Peterson,Steven W.
Philbeck,Kyle A.							29,400	33,900
Pierce,David
Pinzur,Laurence A.
Pogue,Thomas A.
Pontello,Leslie B.
Powell,Lowell
Prospect,Theodore A.								1,000
Puciaty,Anton J
Quenan,Patrick W.
Rackey,David A.							5,000
Ramsey,E. Stephen
Ready,Robert D
Red Rock West Limited Partnership								500
Reichenbach,Lee Donna						5,000

Daily Hewitt Sales Range	$26.48	$27.09	$27.04	$27.23	$27.14	$27.19	$27.25	$27.13
	$26.00	$26.40	$26.82	$26.87	$26.81	$26.80	$26.97	$26.77

Name	2/15/2006	2/16/2006	2/17/2006	2/21/2006	2/22/2006	2/24/2006	2/27/2006	2/28/2006
Michael L. Johnston Declaration of Trust								10,000
Michael L. Trahan Revocable Trust			3,000
Miller,Lisa								5,000
Miller,Lori L.
Millson,Scott A.
Milo,Scott Vincent
Minner Jr.,Donald
Mitter,Mark T.
Moore,Bradley C
Moran Jr.,John
Moreland,Mary K.			5,000
Morgan,Pamela Dale
Morris, Peter J.
Mott,Thomas Robert
Munn,Jeffrey						1,000
Murphy,Blake Potter
Murray,Philip E
Newton,Christopher Mark	5,000						10,000
Nichols,Richard C.
Nolen,Tanya Flourney						24,112
O’Connor,John R.
Osborn,Jacqueline
Oshima,Mark Masao
Osrin,Neville P
Owens,Kevin
Padula, Matt
Palmer,Christopher S
Parrish,Norman W.
Patrick, Elaine R.
Patrick, Victor Phillip
Pellettieri,Karen M.
Peterson,E Scott
Peterson,Larry W.
Peterson,Steven W.
Philbeck ,Kyle A.		20,000	20,000			10,337		10,000
Pierce,David
Pinzur,Laurence A.
Pogue,Thomas A.
Pontello,Leslie B.
Powell,Lowell
Prospect,Theodore A.			1,000
Puciaty,Anton J
Quenan,Patrick W.
Rackey,David A.
Ramsey,E. Stephen			6,000				2,000
Ready,Robert D
Red Rock West Limited Partnership						1,500
Reichenbach,Lee Donna

Daily Hewitt Sales Range	$27.50	$27.35	$27.32	$27.65	$27.98	$28.59	$29.22	$29.68
	$26.80	$27.15	$27.17	$27.12	$27.37	$28.35	$28.41	$29.19

Name	3/1/2006	3/2/2006	3/6/2006	3/7/2006	3/8/2006	3/13/2006	3/15/2006	3/17/2006
Michael L. Johnston Declaration of Trust
Michael L. Trahan Revocable Trust				2,928			3,000
Miller,Lisa						5,000
Miller,Lori L.
Millson,Scott A.			2,500
Milo,Scott Vincent	1,000
Minner Jr.,Donald	13,500
Mitter,Mark T.							50,000
Moore,Bradley C
Moran Jr.,John				500
Moreland,Mary K.		5,000		5,000			5,000
Morgan,Pamela Dale						6,000
Morris, Peter J.
Mott,Thomas Robert	5,000	900		20,000
Munn,Jeffrey				1,000
Murphy,Blake Potter		2,500	2,000	2,000			4,000
Murray,Philip E
Newton,Christopher Mark							10,000
Nichols,Richard C.							10,000
Nolen,Tanya Flourney
O’Connor,John R.
Osborn,Jacqueline			5,500	4,000			3,000
Oshima,Mark Masao				2,500
Osrin,Neville P
Owens,Kevin				9,500
Padula, Matt				5,000
Palmer,Christopher S
Parrish,Norman W.							20,000
Patrick, Elaine R.
Patrick, Victor Phillip
Pellettieri,Karen M.			1,800
Peterson,E Scott				5,000
Peterson,Larry W.
Peterson,Steven W.								7,500
Philbeck ,Kyle A.		15,000	5,000				1,952
Pierce,David		20,000
Pinzur,Laurence A.				10,000
Pogue,Thomas A.							10,000
Pontello,Leslie B.				40,000
Powell,Lowell	2,300							35,058
Prospect,Theodore A.	1,000		1,000
Puciaty,Anton J	8,500
Quenan,Patrick W.			11,416
Rackey,David A.
Ramsey,E. Stephen	2,000	6,000		5,000				2,245
Ready,Robert D
Red Rock West Limited Partnership	500		1,110	2,000			5,000	11,000
Reichenbach,Lee Donna

Daily Hewitt Sales Range	$29.42	$29.23	$29.32	$29.34	$29.59	$29.40	$29.75
	$29.20	$29.00	$28.90	$28.93	$29.41	$29.05	$29.25

Name	3/20/2006	3/22/2006	3/24/2006	3/27/2006	3/29/2006	3/30/2006	3/31/2006	Number of Class A Shars sold 2/1 - 3/31
Michael L. Johnston Declaration of Trust								10,000
Michael L. Trahan Revocable Trust								8,928
Miller,Lisa								10,000
Miller,Lori L.			5,000					5,000
Millson,Scott A.								2,500
Milo,Scott Vincent								1,000
Minner Jr.,Donald								13,500
Mitter,Mark T.								50,000
Moore,Bradley C		2,000						2,000
Moran Jr.,John								500
Moreland,Mary K.								20,000
Morgan,Pamela Dale								6,000
Morris, Peter J.		10,000						10,000
Mott,Thomas Robert								25,900
Munn,Jeffrey								2,000
Murphy,Blake Potter	3,500							15,750
Murray,Philip E	3,500							3,500
Newton,Christopher Mark								25,000
Nichols,Richard C.								10,000
Nolen,Tanya Flourney								24,112
O’Connor,John R.	10,000							10,000
Osborn,Jacqueline								12,500
Oshima,Mark Masao					2,500			5,000
Osrin,Neville P					10,000			10,000
Owens,Kevin								9,500
Padula, Matt		2,000						7,000
Palmer,Christopher S				75,000				75,000
Parrish,Norman W.								20,000
Patrick, Elaine R.	1,000							1,000
Patrick, Victor Phillip			300					300
Pellettieri,Karen M.								6,800
Peterson,E Scott								5,000
Peterson,Larry W.				1,000				1,000
Peterson,Steven W.								7,500
Philbeck ,Kyle A.								145,589
Pierce,David								20,000
Pinzur,Laurence A.								10,000
Pogue,Thomas A.								10,000
Pontello,Leslie B.								40,000
Powell,Lowell								37,358
Prospect,Theodore A.								4,000
Puciaty,Anton J								8,500
Quenan,Patrick W.								11,416
Rackey,David A.	8,000							13,000
Ramsey,E. Stephen								23,245
Ready,Robert D					7,000			7,000
Red Rock West Limited Partnership							2,000	23,610
Reichenbach,Lee Donna								5,000

Appendix B

Daily Hewitt Sales Range	High:	$27.05	$27.30	$26.90	$26.60	$26.39	$26.15	$26.25
	Low:	$26.50	$26.74	$26.21	$24.76	$25.40	$25.95	$26.04

Name	Date:	2/1/2006	2/2/2006	2/3/2006	2/6/2006	2/7/2006	2/10/2006	2/14/2006
Renee F. Hochberg Living Trust					4,000
Rhodes,Wendy S.
Richard W. Davids Declaration of Trust
Ripp,Jeanette M
Riva,Katia
Robb,Marybeth C
Roch,Thomas F							5,000
Roof,Timothy C.
Roque,Francisco
Ross,Peter E.
Rushin,James J.
Ryan,Duffy
Sales,Mary E.
Sanborn,Peter A.
Sanders,John B.
Santos Jr.,Alberto						5,000
Sartain,Keith T.
Sawyer,Eileen C.
Schaus,Stacy L.
Scheele,Christopher S.
Scheele,Teresa L.
Scheffel,Elizabeth J.
Schippers, Sandy
Schippers,Norman
Schmitz Family Limited Partnership
Schmitz,Thomas L.
Schwartz,Jan E
Schwehr, Kathleen M.
Scott,William
SCS Family Limited Partnership
Seim,Sharon
Seltz,Christine A.		500
Shakeel,Mazen A.
Shelton Family Trust
Sher,Fred C
Shillingburg,John Douglas
Smith Family Trust
Smith,Eddie C.
Sneden,William M.
Soja,Richele A
Sorrentino,Anthony S						3,000
Spacapan,Kevin Lee
Spangrud,Mark J.
Stanar Revocable Living Trust
Steinberg Revocable Trust
Stewart,Curtis W						1,000
Stock,Mary C.
Strecker,Jefferson Lee

Daily Hewitt Sales Range	$26.48	$27.09	$27.04	$27.23	$27.14	$27.19	$27.25	$27.13
	$26.00	$26.40	$26.82	$26.87	$26.81	$26.80	$26.97	$26.77

Name	2/15/2006	2/16/2006	2/17/2006	2/21/2006	2/22/2006	2/24/2006	2/27/2006	2/28/2006
Renee F. Hochberg Living Trust
Rhodes,Wendy S.
Richard W. Davids Declaration of Trust								4,000
Ripp,Jeanette M
Riva,Katia
Robb,Marybeth C
Roch,Thomas F						5,000
Roof,Timothy C.
Roque,Francisco
Ross,Peter E.
Rushin,James J.
Ryan,Duffy
Sales,Mary E.
Sanborn,Peter A.
Sanders,John B.
Santos Jr.,Alberto								5,000
Sartain,Keith T.
Sawyer,Eileen C.
Schaus,Stacy L.				15,000				5,000
Scheele,Christopher S.						5,000
Scheele,Teresa L.								10,000
Scheffel,Elizabeth J.
Schippers, Sandy						750
Schippers,Norman
Schmitz Family Limited Partnership
Schmitz,Thomas L.
Schwartz,Jan E
Schwehr, Kathleen M.
Scott,William
SCS Family Limited Partnership			2,000
Seim,Sharon
Seltz,Christine A.		500		500		1,000
Shakeel,Mazen A.
Shelton Family Trust
Sher,Fred C
Shillingburg,John Douglas
Smith Family Trust
Smith,Eddie C.
Sneden,William M.
Soja,Richele A
Sorrentino,Anthony S								4,000
Spacapan,Kevin Lee
Spangrud,Mark J.
Stanar Revocable Living Trust								5,000
Steinberg Revocable Trust
Stewart,Curtis W			1,000			1,000		3,000
Stock,Mary C.
Strecker,Jefferson Lee

Daily Hewitt Sales Range	$27.50	$27.35	$27.32	$27.65	$27.98	$28.59	$29.22	$29.68
	$26.80	$27.15	$27.17	$27.12	$27.37	$28.35	$28.41	$29.19

Name	3/1/2006	3/2/2006	3/6/2006	3/7/2006	3/8/2006	3/13/2006	3/15/2006	3/17/2006
Renee F. Hochberg Living Trust		4,000				3,000
Rhodes,Wendy S.								15,000
Richard W. Davids Declaration of Trust								2,000
Ripp,Jeanette M
Riva,Katia
Robb,Marybeth C				4,720
Roch,Thomas F
Roof,Timothy C.			15,000	7,485
Roque,Francisco			1,750
Ross,Peter E.				2,000
Rushin,James J.							5,000
Ryan,Duffy				5,000
Sales,Mary E.				2,000		2,000
Sanborn,Peter A.				5,000			5,000
Sanders,John B.
Santos Jr.,Alberto				10,000
Sartain,Keith T.				1,000
Sawyer,Eileen C.				2,000
Schaus,Stacy L.			15,000	15,000			6,741
Scheele,Christopher S.
Scheele,Teresa L.								5,000
Scheffel,Elizabeth J.								4,000
Schippers, Sandy
Schippers,Norman								319
Schmitz Family Limited Partnership							5,000	2,500
Schmitz,Thomas L.							20,000	10,000
Schwartz,Jan E								10,000
Schwehr, Kathleen M.		6,400		10,000				5,000
Scott,William	5,000	5,000		10,000
SCS Family Limited Partnership		4,000
Seim,Sharon			5,000					3,000
Seltz,Christine A.			1,000	4,000		2,000	7,000
Shakeel,Mazen A.		2,000
Shelton Family Trust			10,000	30,000				30,000
Sher,Fred C								1,800
Shillingburg,John Douglas
Smith Family Trust				5,000
Smith,Eddie C.				5,000
Sneden,William M.						2,000
Soja,Richele A		10,000
Sorrentino,Anthony S
Spacapan,Kevin Lee
Spangrud,Mark J.							3,000
Stanar Revocable Living Trust	5,000						5,000
Steinberg Revocable Trust		10,000	5,000	5,000			8,000
Stewart,Curtis W		2,000	2,000	2,000				10,000
Stock,Mary C.		4,600	10,400				10,000
Strecker,Jefferson Lee	1,000		1,000				1,331

Daily Hewitt Sales Range	$29.42	$29.23	$29.32	$29.34	$29.59	$29.40	$29.75
	$29.20	$29.00	$28.90	$28.93	$29.41	$29.05	$29.25

Name	3/20/2006	3/22/2006	3/24/2006	3/27/2006	3/29/2006	3/30/2006	3/31/2006	Number of Class A Shars sold 2/1 - 3/31
Renee F. Hochberg Living Trust								11,000
Rhodes,Wendy S.								15,000
Richard W. Davids Declaration of Trust					1,000			7,000
Ripp,Jeanette M	3,500							3,500
Riva,Katia	4,000							4,000
Robb,Marybeth C								4,720
Roch,Thomas F								10,000
Roof,Timothy C.								22,485
Roque,Francisco	1,400				3,600			6,750
Ross,Peter E.								2,000
Rushin,James J.								5,000
Ryan,Duffy								5,000
Sales,Mary E.								4,000
Sanborn,Peter A.					5,000			15,000
Sanders,John B.							8,000	8,000
Santos Jr.,Alberto					10,000			30,000
Sartain,Keith T.								1,000
Sawyer,Eileen C.								2,000
Schaus,Stacy L.								56,741
Scheele,Christopher S.								5,000
Scheele,Teresa L.								15,000
Scheffel,Elizabeth J.								4,000
Schippers, Sandy								750
Schippers,Norman								319
Schmitz Family Limited Partnership								7,500
Schmitz,Thomas L.			10,000					40,000
Schwartz,Jan E								10,000
Schwehr, Kathleen M.								21,400
Scott,William	5,000							25,000
SCS Family Limited Partnership		2,000						8,000
Seim,Sharon					5,000			13,000
Seltz,Christine A.	2,000							18,500
Shakeel,Mazen A.				2,000				4,000
Shelton Family Trust								70,000
Sher,Fred C								1,800
Shillingburg,John Douglas		5,000						5,000
Smith Family Trust								5,000
Smith,Eddie C.								5,000
Sneden,William M.						2,000		4,000
Soja,Richele A								10,000
Sorrentino,Anthony S								7,000
Spacapan,Kevin Lee						4,000		4,000
Spangrud,Mark J.								3,000
Stanar Revocable Living Trust								15,000
Steinberg Revocable Trust								28,000
Stewart,Curtis W								22,000
Stock,Mary C.			10,000				20,000	55,000
Strecker,Jefferson Lee								3,331

Appendix B

Daily Hewitt Sales Range	High:	$27.05	$27.30	$26.90	$26.60	$26.39	$26.15	$26.25
	Low:	$26.50	$26.74	$26.21	$24.76	$25.40	$25.95	$26.04

Name	Date:	2/1/2006	2/2/2006	2/3/2006	2/6/2006	2/7/2006	2/10/2006	2/14/2006
Swinehart,Kathy Lea
Sze,Michael
Tate,Robert
The Dorothy J. Weaver Trust		17,000
The Martha J. Cochrane Declaration of Trust
The Richard L. Moody Trust
The TJG Limited Partnership
Thomas,Sean W.
Thompson,Greggory R.			2,000		2,000
Thorpe, Elizabeth Patrick
Tobin,Harold B.
Toivari-Case,Carrie Marie
Tompkins,John C
Toth,Frederick Carter
Trahan,Michael Lee
Ubelhart,Mark C					2,500
Vaccari,Thomas S.
Valentine,Lawrence V.
VanThournout,Richard A.		2,500
Veit,Anne A
Verseman,David W.							2,000
Virmani,Ravi
Wagner,Francis H. T.								2,500
Wagner,Stephen B						1,000		1,000
Watson,Laura M		1,000
Waymel,Colleen Austin
Waymel,Raymond J.
Weaver Jr,Pearce R.
Weaver, Trinda N.
Welkie,Robert Steven
Westervelt,Arthur Lee				1,000
Whinfrey,Judith A.
Whitney Jr.,Mark S.
Wilen,Robert E.
Wille,David J.
Wilson Family Limited Partnership		2,000
Wilson,Jerry F.
Wise,Christi Rager								2,000
Witkowski,Wayne E.		3,000		1,000	1,000	500		500
Woldridge,Scott M.
Wooding,Shelley A.
Woodrum,James D.						2,000
Wunsch,Gerald E.							1,500
Yamamoto,Dale H
Yezzi,Anthony P						2,500	5,000
Zadell,William R.
Zimmer,Jane E
Zimmerman,Ross
Zurek,Colleen A.

Daily Hewitt Sales Range	$26.48	$27.09	$27.04	$27.23	$27.14	$27.19	$27.25	$27.13
	$26.00	$26.40	$26.82	$26.87	$26.81	$26.80	$26.97	$26.77

Name	2/15/2006	2/16/2006	2/17/2006	2/21/2006	2/22/2006	2/24/2006	2/27/2006	2/28/2006
Swinehart,Kathy Lea
Sze,Michael
Tate,Robert								1,000
The Dorothy J. Weaver Trust								5,000
The Martha J. Cochrane Declaration of Trust						4,500
The Richard L. Moody Trust
The TJG Limited Partnership
Thomas,Sean W.		5,000	5,000
Thompson,Greggory R.
Thorpe, Elizabeth Patrick
Tobin,Harold B.				3,000
Toivari-Case,Carrie Marie
Tompkins,John C
Toth,Frederick Carter
Trahan,Michael Lee
Ubelhart,Mark C
Vaccari,Thomas S.
Valentine,Lawrence V.			500					500
VanThournout,Richard A.
Veit,Anne A
Verseman,David W.			2,000			2,000
Virmani,Ravi				10,646		9,100
Wagner,Francis H. T.
Wagner,Stephen B			1,000				1,000
Watson,Laura M			2,000					1,000
Waymel,Colleen Austin								1,000
Waymel,Raymond J.								1,000
Weaver Jr,Pearce R.						500
Weaver, Trinda N.
Welkie,Robert Steven
Westervelt,Arthur Lee
Whinfrey,Judith A.
Whitney Jr.,Mark S.
Wilen,Robert E.			2,000
Wille,David J.
Wilson Family Limited Partnership
Wilson,Jerry F.				2,000
Wise,Christi Rager						1,000
Witkowski,Wayne E.		1,000	2,000			1,500
Woldridge,Scott M.
Wooding,Shelley A.
Woodrum,James D.								3,000
Wunsch,Gerald E.			1,500
Yamamoto,Dale H						1,500
Yezzi,Anthony P			10,000			5,000		5,000
Zadell,William R.
Zimmer,Jane E			500					500
Zimmerman,Ross
Zurek,Colleen A.

Daily Hewitt Sales Range	$27.50	$27.35	$27.32	$27.65	$27.98	$28.59	$29.22	$29.68
	$26.80	$27.15	$27.17	$27.12	$27.37	$28.35	$28.41	$29.19

Name	3/1/2006	3/2/2006	3/6/2006	3/7/2006	3/8/2006	3/13/2006	3/15/2006	3/17/2006
Swinehart,Kathy Lea							5,000
Sze,Michael							3,000
Tate,Robert						750
The Dorothy J. Weaver Trust				10,000		13,000	10,000	10,000
The Martha J. Cochrane Declaration of Trust				2,000			2,500
The Richard L. Moody Trust								5,000
The TJG Limited Partnership
Thomas,Sean W.	5,000	5,000
Thompson,Greggory R.
Thorpe, Elizabeth Patrick								400
Tobin,Harold B.				3,000		3,000	3,000	800
Toivari-Case,Carrie Marie				4,000			4,000
Tompkins,John C					3,300
Toth,Frederick Carter		5,000				2,500		5,000
Trahan,Michael Lee			2,500				3,000
Ubelhart,Mark C
Vaccari,Thomas S.						9,218
Valentine,Lawrence V.				500			500
VanThournout,Richard A.	1,000		1,000	1,000				3,000
Veit,Anne A
Verseman,David W.		2,000	2,000					2,000
Virmani,Ravi
Wagner,Francis H. T.
Wagner,Stephen B			1,000			1,000
Watson,Laura M			2,000	4,000			7,500	7,000
Waymel,Colleen Austin
Waymel,Raymond J.
Weaver Jr,Pearce R.				500		1,000
Weaver, Trinda N.				8,000		3,000	3,000
Welkie,Robert Steven						1,584
Westervelt,Arthur Lee	1,000	1,000		1,000				2,000
Whinfrey,Judith A.				15,000				5,000
Whitney Jr.,Mark S.							2,000
Wilen,Robert E.						2,000
Wille,David J.				10,000
Wilson Family Limited Partnership
Wilson,Jerry F.		2,000				2,000		2,000
Wise,Christi Rager
Witkowski,Wayne E.	2,000	1,000					1,000	1,500
Woldridge,Scott M.				2,000			2,000	8,000
Wooding,Shelley A.
Woodrum,James D.				5,000				2,000
Wunsch,Gerald E.
Yamamoto,Dale H			500
Yezzi,Anthony P			5,000
Zadell,William R.
Zimmer,Jane E							500
Zimmerman,Ross			3,000	7,000
Zurek,Colleen A.

Daily Hewitt Sales Range	$29.42	$29.23	$29.32	$29.34	$29.59	$29.40	$29.75
	$29.20	$29.00	$28.90	$28.93	$29.41	$29.05	$29.25

Name	3/20/2006	3/22/2006	3/24/2006	3/27/2006	3/29/2006	3/30/2006	3/31/2006	Number of Class A Shars sold 2/1 - 3/31
Swinehart,Kathy Lea								5,000
Sze,Michael								3,000
Tate,Robert			1,000				1,000	3,750
The Dorothy J. Weaver Trust	5,000							70,000
The Martha J. Cochrane Declaration of Trust			5,000					14,000
The Richard L. Moody Trust								5,000
The TJG Limited Partnership							300	300
Thomas,Sean W.								20,000
Thompson,Greggory R.								4,000
Thorpe, Elizabeth Patrick								400
Tobin,Harold B.			4,700				2,500	20,000
Toivari-Case,Carrie Marie								8,000
Tompkins,John C							3,150	6,450
Toth,Frederick Carter					2,000			14,500
Trahan,Michael Lee								5,500
Ubelhart,Mark C								2,500
Vaccari,Thomas S.								9,218
Valentine,Lawrence V.								2,000
VanThournout,Richard A.								8,500
Veit,Anne A	5,000	2,500						7,500
Verseman,David W.		2,000						14,000
Virmani,Ravi								19,746
Wagner,Francis H. T.								2,500
Wagner,Stephen B	1,000							7,000
Watson,Laura M					2,000			26,500
Waymel,Colleen Austin								1,000
Waymel,Raymond J.								1,000
Weaver Jr,Pearce R.								2,000
Weaver, Trinda N.								14,000
Welkie,Robert Steven								1,584
Westervelt,Arthur Lee		3,000				3,000		12,000
Whinfrey,Judith A.						100	9,900	30,000
Whitney Jr.,Mark S.								2,000
Wilen,Robert E.	2,000							6,000
Wille,David J.	10,000							20,000
Wilson Family Limited Partnership		5,000			15,000		15,000	37,000
Wilson,Jerry F.								8,000
Wise,Christi Rager								3,000
Witkowski,Wayne E.					1,500			17,500
Woldridge,Scott M.					1,600			13,600
Wooding,Shelley A.				3,000				3,000
Woodrum,James D.								12,000
Wunsch,Gerald E.								3,000
Yamamoto,Dale H								2,000
Yezzi,Anthony P		10,000						42,500
Zadell,William R.					2,000			2,000
Zimmer,Jane E								1,500
Zimmerman,Ross	3,000							13,000
Zurek,Colleen A.		5,000						5,000